MobileSpike, Inc.
Balance Sheet Prev Year Comparison
As of December 31, 2017

	Dec 31, 17	Dec 31, 16	$ Change	% Change
ASSETS				
Current Assets				
Checking/Savings				
9132 · Chase	408.91	19,433.43	-19,024.52	-97.9%
Total Checking/Savings	408.91	19,433.43	-19,024.52	-97.9%
Other Current Assets				
12100 · Inventory Asset	2,000.00	2,000.00	0.00	0.0%
Total Other Current Assets	2,000.00	2,000.00	0.00	0.0%
Total Current Assets	2,408.91	21,433.43	-19,024.52	-88.8%
Fixed Assets				
15000 · Automotive Equipment	8,057.65	8,057.65	0.00	0.0%
15700 · Office Furniture & Equipment	4,076.50	4,076.50	0.00	0.0%
15800 · Small Tools	2,000.00	2,000.00	0.00	0.0%
17000 · Accumulated Depreciation	-7,369.00	-7,369.00	0.00	0.0%
Total Fixed Assets	6,765.15	6,765.15	0.00	0.0%
Other Assets				
12130 · Short term note - Employee Adv	37,352.72	21,278.35	16,074.37	75.5%
18150 · Patent Rights	29,792.72	29,792.72	0.00	0.0%
18999 · Accumulated Amortization	-18,040.00	-18,040.00	0.00	0.0%
Total Other Assets	49,105.44	33,031.07	16,074.37	48.7%
TOTAL ASSETS	**58,279.50**	**61,229.65**	**-2,950.15**	**-4.8%**
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
20000 · Accounts Payable	14,963.41	19,463.41	-4,500.00	-23.1%
Total Accounts Payable	14,963.41	19,463.41	-4,500.00	-23.1%
Credit Cards				
23520 · Credit Card at Chase 2352	32,028.95	13,187.59	18,841.36	142.9%
VISA 1 · Visa Credit Card 8822	-12,605.66	0.00	-12,605.66	-100.0%
Total Credit Cards	19,423.29	13,187.59	6,235.70	47.3%
Other Current Liabilities				
23000 · Short Term Loan	2,776.47	3,276.47	-500.00	-15.3%
Total Other Current Liabilities	2,776.47	3,276.47	-500.00	-15.3%
Total Current Liabilities	37,163.17	35,927.47	1,235.70	3.4%
Total Liabilities	37,163.17	35,927.47	1,235.70	3.4%

8:10 PM
04/21/18
Accrual Basis

MobileSpike, Inc.
Balance Sheet Prev Year Comparison
As of December 31, 2017

	Dec 31, 17	Dec 31, 16	$ Change	% Change
Equity				
30100 · Capital Stock	88,710.59	8,640.00	80,070.59	926.7%
30150 · Paid in Capital	184,798.15	184,798.15	0.00	0.0%
31000 · APIC	2,277,460.00	2,277,460.00	0.00	0.0%
32000 · Retained Earnings	-2,445,595.97	-2,272,097.71	-173,498.26	-7.6%
Net Income	-84,256.44	-173,498.26	89,241.82	51.4%
Total Equity	21,116.33	25,302.18	-4,185.85	-16.5%
TOTAL LIABILITIES & EQUITY	**58,279.50**	**61,229.65**	**-2,950.15**	**-4.8%**